3C BIO, INC.

FINANCIAL STATEMENT FOR THE PERIOD ENDED JULY 17, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To the Board of Directors
3C Bio, Inc.
San Pedro, California

We have reviewed the accompanying financial statements of 3C Bio, Inc., which comprise the balance sheet as of July 17, 2020, and the related statement of income, statement of equity and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
July 20, 2020

3C BIO, INC.
BALANCE SHEET
JULY 17, 2020

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	9,405
TOTAL CURRENT ASSETS		9,405
OTHER ASSETS		
Intangible assets, net		10
		10
TOTAL ASSETS	$	9,415

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	11,724
Credit cards payable		614
Convertible note - current portion		50,347
TOTAL CURRENT LIABILITIES		62,685
TOTAL LIABILITIES		62,685
SHAREHOLDERS' EQUITY		
Common stock, 20,000,000 shares authorized, 10,490,044 shares issued and outstanding, $0.000001 par value.		10
Additonal paid-in capital		-
Retained earnings		(53,280)
TOTAL SHAREHOLDERS' EQUITY		(53,270)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	9,415

See independent accountant's review report and accompanying notes to financial statements.

3C BIO, INC.
STATEMENT OF INCOME
JULY 17, 2020

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
Automobile expenses		166
Computer and internet expenses		2,382
Contractors		7,535
Dues and subscriptions		48
Job supplies		52
Legal and professional fees		18,612
Office supplies and software		44
Payroll expenses		14,500
Rent and lease		8,500
Travel		685
Travel meals and entertainment		336
Utilities		73
TOTAL OPERATING EXPENSES		52,933
NET OPERATING LOSS		(52,933)
OTHER EXPENSES		
Interest epense		347
TOTAL OTHER EXPENSES		347
NET INCOME (LOSS)	$	(53,280)

Reconciliation to tax return

See independent accountant's review report and accompanying notes to financial statements.

3C BIO, INC.
STATEMENT OF EQUITY
JULY 17, 2020

| | Common Stock | | Additional | Retained Earnings | |
	Shares	Amount	Paid-in Captial	(Accumulated Deficit)	Total
BEGINNING BALANCE, APRIL 14, 2020 (INCEPTION)	-	$ -	$ -	$ -	$ -
Issuance of common stock	10,490,044	10	-	-	$ 10
Net income (loss)	-	-	-	(53,280)	$ (53,280)
ENDING BALANCE, JULY 17, 2020	**10,490,044**	**$ 10**	**$ -**	**$ (53,280)**	**$ (53,270)**

See independent accountant's review report and accompanying notes to financial statements.

3C BIO, INC.
STATEMENT OF CASH FLOWS
JULY 17, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(53,280)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Increase (decrease) in liabilities:		
Accounts payable		11,724
Accrued interest		347
Credit cards payable		614
CASH USED FOR OPERATING ACTIVITIES		(40,595)

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used for intangible assets		(10)
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES		(10)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of convertible notes		50,000
Issuance of common stock		10
CASH PROVIDED BY FINANCING ACTIVITIES		50,010

NET INCREASE (DECREASE) IN CASH		9,405
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	$	9,405

CASH PAID DURING THE YEAR FOR:

INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
3C Bio, Inc. (the "Company") was incorporated in the State of Delaware on April 14, 2020. The Company specializes in rapidly deployable mobile diagnostic laboratories capable of testing for the presence of SARS-CoV-2 (COVID-19) virus for critical on-site workplace and event screening of up to 2,400 people daily, per lab. The Company uses a high-throughput automated robotic pipeline and Real-Time qPCR instruments to search for the presence of the SARS-CoV-2 virus. The robotic backbone prepares samples for analysis, reduces human error and can serve as the flexible input for any viral RNA analytical method. This system tests for the presence of virus, which can show up in the body days before antibodies are present.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of July 17, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of founder's technology rights transferred into the Company in exchange for the issuance of common stock to the founders of the Company. These costs are amortized over the useful life of the rights. Amortization expense for the period ending July 17, 2020 was $0.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. As of July 17, 2020, the Company has not recorded any income tax benefits or liabilities.

The Company will be subject to taxes in both the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
Management believes that the financial institution is financially sound and the risk of loss is low.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of July 17, 2020, the Company has not recorded any income.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

New Accounting Pronouncements
There are no recent accounting pronouncements that are expected to have a material impact on the Company's current financial statements or current financial position.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>**Convertible Promissory Note**</u>

In May 2020, one convertible promissory note with 5% APR and a maturity date in May 2021 was issued. The note shall be automatically converted into shares of the Company's equity securities issued in a transaction or series of related transactions with aggregate gross proceeds of at least $5 million (a "Financing Conversion"), excluding conversion of any of the Notes (the "Next Equity Financing") or if the Company is acquired prior to the Next Equity Financing, into shares of the Company's Common Stock (a "Sale Conversion").

4.   <u>**Equity**</u>

Common Stock
Under the operating agreement, the Company has the authority to issue up to 20,000,000 shares of common stock, with a par value of $0.000001 per share. As of July 17, 2020, 10,490,044 shares have been issued and are outstanding.

5.   <u>**Subsequent Events**</u>

The Company has evaluated subsequent events through July 20, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.